Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

March 22, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

It has been decided that the Ordinary General Shareholders' meeting of Garanti Bank will be held on Tuesday April 17, 2007 at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas - Istanbul to discuss the following agenda:

AGENDA

1. The opening, the formation of the Board of Presidency,
2. The Authorization of the Board of Presidency to sign the minutes of the Ordinary General Shareholders' Meeting,
3. The reading and discussion of Board of Directors' Annual Report and Auditors' Reports,
4. The reading, discussion and ratification of the balance sheet and the income statement; the discussion and acceptance or refusal of Board of Directors' proposal regarding the dividend distribution.
5. The voting of the appointment of the Board members during the year in order to replace the vacancies,
6. The announcement of the members of the Board of Directors and Auditors,
7. The determination of the Board members' and Auditors' remuneration,
8. The information to the shareholders regarding the Bank's charitable donations during the year,
9. The approval of the selected External Audit Company as per the related regulations set forth by the Banking Regulation and Supervision Agency,
10. The Authorization of the Board Members to conduct business with the Bank in accordance with Articles 334 and 335 of the Turkish Commercial Code provided that the provisions of Banks' Act are complied with.

Regards,

Garanti Bank

Olca Erdost
Vice President
Corporate Strategy, Business Development & Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

dlw 4/3

RECEIVED

2007 APR -3 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

March 22, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

It has been resolved in the Board of Directors meeting held on March 19, 2007, the profit distribution on 2006 net earnings of YTL 1,063,663,391.81 be according to the Article 45 of our Bank's Articles of Association as it is summarized in the below table, and be submitted for the approval of the Ordinary Shareholders' Meeting, to be held on April 17, 2007.

PROFIT DISTRIBUTION TABLE FOR 2006 - YTL			BALANCE
2006 NET EARNINGS			1,063,663,391.81
(A)	First Legal Reserves*	-53,183,169.59	
	Legal Funds To Be Statutorily Set Aside and Saved	-23,018,703.90	
(B)	First Dividend to Ordinary Shareholders (5% of the paid-in capital)	-105,000,000.00	
(C)	Extraordinary Reserves 5%	-44,123,075.92	
(D)			
	To the Board of Directors up to 5%	--	
	To the managers and the employess of the Bank 5%	-38,106,292.84	
	To the Founder's Shares (preferred shares)	-76,212,585.67	
(E)	Extraordinary Reserve Fund	-712,587,676.04	
(F)	Second Legal Reserve Fund**	-11,431,887.85	

*: According to the Paragraph 1 of Article 466 of the Turkish Commercial Code, those amounts will be retained in the equity first legal reserves

**: According to the Paragraph 2 of Article 466 of the Turkish Commercial Code, those amounts will be retained in the equity as second legal reserves

Regards,

Garanti Bank

Olca Erdost
Vice President
Corporate Strategy, Business Development & Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

March 22, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

A transaction was signed between Turkiye Garanti Bankasi A.S. (the Bank) and Eureko B.V.. According to the transaction agreement, Eureko will buy 80% stake in Garanti Sigorta A.S, representing 48,000,000 YTL of nominal shares, for 365,000,000 Euro; and 15% stake in Garanti Emeklilik ve Hayat A.S, representing 7,500,000 YTL of nominal shares, for 100,000,000 Euro.

In addition, Eureko has been granted an option to acquire a further 35% (+1) stake in Garanti Emeklilik ve Hayat A.S., exercisable after the third year of the deal closing within a period of two years.

The transaction is expected to close by June 2007 once the regulatory approvals have been obtained from the Turkish Treasury and the Turkish Competition Authority. The sale proceeds will be received in cash on this date. A capital gain of US$577 million will be realised and be subject to the code 5-1/e of the Corporate Tax Law no.5520.

Effective as of the share transfer, a separate distribution and sales agreement of insurance products between the Bank and Garanti Sigorta A.S. and Garanti Emeklilik ve Hayat A.S will be signed.

This partnership, where the management of both companies remains unchanged, will enable to grow further the developing insurance market in Turkey, and offer the wide array of insurance products in Europe to the Turkish customers.

Watson Wyatt Limited, an international actuarial firm, acted as the financial advisor for this transaction.

Regards,

Garanti Bank

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

END